Exhibit 99.2

Investor and Media Contacts:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2025

Forward contract cover locked in for 93% of 2025 days and 75% of 2026 days
Annualized dividend increased to $2.10 per Class A Common Share

ATHENS, GREECE – May 19, 2025 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months ended March 31, 2025.

First Quarter of 2025 Highlights and Other Recent Developments

- 1Q 2025 operating revenue of $191.0 million; up 6.3% on 1Q 2024.

- 1Q 2025 net income available to common shareholders of $121.0 million, or $3.40 Earnings per Share (EPS); up 35.2% on 1Q 2024.

- 1Q 2025 normalized net income3 of $94.3 million, or $2.65 normalized EPS³ up 5.8% on 1Q 2024.

- 1Q 2025 Adjusted EBITDA3 of $132.3 million; up 5.5% on 1Q 2024.

- Added $352 million of contracted revenues during 1Q 2025, bringing total contracted revenues as of March 31, 2025 to $1.87 billion, over a weighted average remaining duration of 2.3 years.

- Completed the sales of Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) for an aggregate gain of $28.5 million; the vessels were delivered to their new owners in 1Q 2025.

- Took delivery, in January 2025, of Czech, the fourth in a series of four high-reefer, ECO-9,000 TEU containerships contracted for purchase with charters attached in 4Q 2024 (“the Newly Acquired Vessels”).

- Agreed, in March 2025, to an $85.0 million Credit Facility with UBS to fully prepay certain of our outstanding credit facilities which would otherwise have matured between May 2026 and July 2026. The new loan is priced at SOFR + 2.15%, matures in the second quarter of 2028, and brings the weighted average cost of our debt to 3.99% and weighted average maturity of debt to 5.1 years.

- Declared a dividend of $0.525 per Class A common share for the first quarter of 2025, to be paid on or about June 3, 2025 to common shareholders of record as of May 23, 2025. Paid a dividend of $0.45 per Class A common share for the fourth quarter of 2024 on March 6, 2025.

- Approximately $33.0 million of capacity remains available under our opportunistic share repurchase authorization.

George Youroukos, our Executive Chairman, stated: “While geopolitical factors loom large throughout the transportation industry and the wider economy, we have managed to continue to build our charter coverage at attractive rates. The US tariff situation remains dynamic and, as we are all seeing play out in real time, the initial impact is disruptive to supply chains. However, the breadth and nature of future ramifications are difficult to predict, making flexibility, optionality, and agility more important than ever. Against this backdrop, we have seen continued demand for our mid-sized and smaller container ships from the liner operators as they look to maximize flexibility in their networks to accommodate changing cargo flows.

In addition to the continued commercial appetite for our ships, we are pleased to see top-tier banks underline their confidence in Global Ship Lease by supporting our most recent successful re-financing. Moments of pronounced uncertainty and volatility have the potential to yield opportunities with outsized returns for a focused, disciplined, and well-capitalized shipowner; and it is our intention to be precisely that.”

Thomas Lister, our Chief Executive Officer, stated: “Uncertainty, volatility, disruption, and cyclicality present both challenges and opportunities in shipping. In order to rise to those challenges and pounce on the opportunities, however, a combination of resilience and optionality is key; and we have focused our efforts over the last several years on building both. Our ships are operationally and commercially flexible and are not captive to any single trade or region; our balance sheet is in great shape, with financial leverage below 1x; our debt has a weighted average cost of 3.99% and a weighted average maturity runway of 5.1 years; and we have available cash for opportunistic purchases and fleet renewal. Meanwhile, we have continued to reinforce our forward contract cover, which now stands at just under $1.9 billion over a weighted average period of 2.3 years, we have grown our quarterly earnings per share to $2.65 (normalized), and we are increasing the return of capital to our shareholders by upsizing our quarterly dividend to $0.525 per common share ($2.10 per share, annualized). In short, our strategy and business model continue to deliver on our mission to provide investors with a stable and liquid platform from which to build shareholder value by participating in the cyclicality and upside volatility of our industry, while mitigating exposure to downside risk.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three months ended March 31, 2025	Three months ended March 31, 2024

Operating Revenues (1)	190,975	179,561
Operating Income	128,498	97,099
Net Income (2)	121,010	89,506
Adjusted EBITDA (3)	132,298	125,363
Normalized Net Income (3)	94,277	89,055

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA, Normalized Net Income, and Normalized Earnings per Share are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $191.0 million in the first quarter of 2025, up $11.4 million (or 6.3%) on operating revenues of $179.6 million in the prior year period. The period-on-period increase in operating revenues was principally due to (i) a net effect of higher rates on charter renewals on a number of vessels, (ii) a non-cash $1.7 million increase in the effect from straight lining time charter modifications and a non-cash $1.5 million increase in the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and, (iii) the addition of the four Newly Acquired Vessels offset by an increase in off hire days. There were 406 days of offhire and idle time in the first quarter of 2025, of which 330 were for scheduled drydockings, compared to 73 days of offhire and idle time in the prior year period, of which 33 were for scheduled drydockings. Utilization for the first quarter of 2025 was 93.7% compared to utilization of 98.8% in the prior year period.

The table below shows fleet utilization for the three months ended March 31, 2025 and 2024, and for the years ended December 31, 2024, 2023, 2022 and 2021.

	Three months ended		Year Ended
Days	Mar 31, 2025	Mar 31, 2024	Dec 31, 2024	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Ownership days	6,404	6,188	24,937	24,285	23,725	19,427
Planned offhire – scheduled drydock	(330)	(33)	(807)	(701)	(581)	(752)
Unplanned offhire	(41)	(40)	(144)	(233)	(460)	(260)
Idle time	(35)	-	(15)	(62)	(30)	(88)
Operating days	5,998	6,115	23,971	23,289	22,654	18,327

Utilization	93.7%	98.8%	96.1%	95.9%	95.5%	94.3%

As of March 31, 2025, one regulatory drydocking was in progress. In 2025, nine further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 4.4% to $50.0 million for the first quarter of 2025, compared to $47.9 million in the prior year period. The increase of $2.1 million was mainly due to (i) the addition of the four Newly Acquired Vessels, (ii) an increase in stores, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, and (iii) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day in the quarter was $7,809, compared to $7,734 for the prior year period, up $75 per day, or 1.0%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle, and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.5 million for the first quarter of 2025, compared to $5.2 million in the prior year period. The increase was mainly due to an increase in bunkering expenses due to higher off hire days.

Depreciation and Amortization

Depreciation and amortization for the first quarter of 2025 was $29.8 million, compared to $24.3 million in the prior year period. The increase was mainly due to the 17 drydockings completed after March 31, 2024 and the addition of the four Newly Acquired Vessels in December 2024.

General and Administrative Expenses

General and administrative expenses were $4.6 million in the first quarter of 2025, compared to $5.1 million in the prior year period. The movement was mainly due to the decrease in payroll expenses following the retirement of our former chief executive officer effective March 31, 2024 plus a reduction in the non-cash charge for stock-based compensation expense. The average general and administrative expenses per ownership day for the first quarter of 2025 was $719, compared to $822 in the prior year period, a decrease of $103 or 12.5%.

Gain on sale of vessels

Tasman (5,900 TEU, built 2000), Akiteta (2,200 TEU, built 2002), and Keta (2,200 TEU, built 2003) were sold for an aggregate gain of $28.5 million in the first quarter of 2025.

Adjusted EBITDA1

Adjusted EBITDA was $132.3 million for the first quarter of 2025, up from $125.4 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of the four Newly Acquired Vessels.

Interest Expense and Interest Income

Debt as at March 31, 2025 totaled $777.7 million, comprising $340.3 million of secured bank debt collateralized by vessels, $218.8 million of investment grade rated 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) collateralized by vessels, and $218.6 million under sale and leaseback financing transactions. As of March 31, 2025, 19 of our vessels were unencumbered.

Debt as at March 31, 2024 totaled $771.1 million, comprising $400.6 million of secured bank debt collateralized by vessels, $271.3 million of the 2027 Secured Notes collateralized by vessels, and $99.2 million under sale and leaseback financing transactions. As of March 31, 2024, five vessels were unencumbered.

Interest and other finance expenses for the first quarter of 2025 was $9.9 million, down from $10.5 million for the prior year period. The decrease was mainly due to our blended cost of debt, which, taking into account our interest rate caps, has significantly decreased from approximately 4.53% for the first quarter of 2024 to 4.09% for the first quarter of 2025 mainly due to our recent refinancing activity. In March 2025, we entered into a loan agreement with UBS for $85.0 million, to refinance certain of our existing loans. The agreement is priced at SOFR + 2.15% and has a maturity of three years. During March of 2025, we fully repaid the outstanding balance of ESUN Credit Facility amounting to $5.9 million.

Interest income for the first quarter of 2025 was $3.2 million, down from $3.7 million for the prior year period mainly due to lower interest rates on time deposits.

Other income, net

Other income, net was $3.2 million in the first quarter of 2025, compared to $1.3 million in the prior year period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1-month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $1.6 million for the first quarter of 2025 was recorded through the statement of income.

Earnings Allocated to Preferred Shares

Our Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the first quarter of 2025 was $2.4 million, the same as in the prior year period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the first quarter of 2025 was $121.0 million. Net income available to common shareholders for the prior year period was $89.5 million.

Earnings per share for the first quarter of 2025 was $3.40, an increase of 33.9% from the earnings per share for the prior year period, which was $2.54.

Normalized net income1 for the first quarter of 2025 was $94.3 million. Normalized net income for the prior year period was $89.1 million.

Normalized earnings per share1 for the first quarter of 2025 was $2.65, an increase of 4.7% from Normalized earnings per share for the prior year period, which was $2.53.

1 Adjusted EBITDA, Normalized net income, and Normalized earnings per share are non-U.S. GAAP financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Fleet

As of March 31, 2025, there were 69 containerships in the fleet, detailed in the table below:

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	3Q28	4Q28	47,200 (3)
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	4Q28	1Q29	Footnote (4)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
Sydney Express (1)	9,019	31,254	2016	Hapag-Lloyd (5)	1Q26	4Q29	Footnote (5)
Istanbul Express (1)	9,019	31,380	2016	Hapag-Lloyd (5)	3Q26	2Q30	Footnote (5)
Bremerhaven Express (1)	9,019	31,199	2015	Hapag Lloyd (5)	1Q26	3Q29	Footnote (5)
Czech (1)	9,019	31,319	2015	Hapag-Lloyd (5)	4Q26	3Q30	Footnote (5)
MSC Tianjin	8,603	34,243	2005	MSC (6)	3Q27	4Q27	Footnote (6)
MSC Qingdao	8,603	34,609	2004	MSC (6)	3Q27	4Q27	Footnote (6)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (7)
GSL Alexandra	8,544	37,809	2004	Maersk	2Q26	3Q26	Footnote (8)
GSL Sofia	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Effie	8,544	37,777	2003	Maersk	3Q26	3Q26	Footnote (8)
GSL Lydia	8,544	37,777	2003	Maersk	2Q26	3Q26	Footnote (8)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	Footnote (9)
GSL Kalliopi	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
GSL Grania	7,847	29,261	2004	Maersk	1Q28	3Q29	Footnote (9)
Colombia Express (ex Mary) (1)	7,072	23,424	2013	Hapag-Lloyd	4Q28	1Q31	Footnote (10)
Panama Express (ex Kristina) (1)	7,072	23,421	2013	Hapag-Lloyd	4Q29	4Q31	Footnote (10)
Costa Rica Express (ex Katherine) (1)	7,072	23,403	2013	Hapag-Lloyd	2Q29	3Q31	Footnote (10)
Nicaragua Express (ex Alexandra) (1)	7,072	23,348	2013	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Mexico Express (ex Alexis) (1)	6,910	23,919	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
Jamaica Express (ex Olivia I) (1)	6,910	23,864	2015	Hapag-Lloyd	3Q29	4Q31	Footnote (10)
GSL Christen	6,858	27,954	2002	Maersk	4Q27	1Q28	Footnote (11)
GSL Nicoletta	6,858	28,070	2002	Maersk	1Q28	2Q28	Footnote (11)
Agios Dimitrios	6,572	24,931	2011	MSC (6)	2Q27	3Q27	Footnote (6)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	Footnote (12)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	Footnote (12)
GSL Arcadia	6,008	24,858	2000	Maersk	3Q25	1Q26	12,900 (13)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	4Q25	12,900 (13)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	12,900 (13)
GSL MYNY	6,008	24,876	2000	Maersk	2Q25	1Q26	12,900 (13)
GSL Melita	6,008	24,848	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Tegea	5,994	24,308	2001	Maersk	1Q26	3Q26	12,900 (13)
GSL Dorothea	5,994	24,243	2001	Maersk	1Q26	3Q26	12,900 (13)
Dimitris Y (ex Zim Europe)	5,936	25,010	2000	ONE	2Q25	3Q25	33,900
Ian H	5,936	25,128	2000	COSCO	4Q27	4Q27	Footnote (14)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	17,250
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	17,250
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	17,250

GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	17,250
Dolphin II	5,095	20,596	2007	Footnote (15)	1Q28	2Q28	Footnote (15)
Orca I	5,095	20,633	2006	Maersk (15)	3Q28	4Q28	21,000 (15)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (16)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (16)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,000
GSL Alice	3,421	16,543	2014	CMA CGM	2Q28	3Q28	20,500 (3)
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
Athena	2,980	13,538	2003	MSC	2Q27	3Q27	17,500 (17)
GSL Valerie	2,824	11,971	2005	ZIM	2Q27	3Q27	32,000 (18)
GSL Mamitsa (ex Matson Molokai)	2,824	11,949	2007	Matson	2Q25	2Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q27	3Q27	18,000 (19)
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	Footnote (20)
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (ex Beethoven)	2,546	12,212	2012	ONE	1Q27	2Q27	Footnote (20)
GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	CMA CGM	4Q26	1Q27	26,000
Nikolas	2,506	11,370	2000	CMA CGM	4Q26	1Q27	26,000
Newyorker	2,506	11,463	2001	Maersk	2Q25	2Q25	17,250
Manet	2,288	11,534	2001	OOCL	3Q26	4Q26	24,000
Kumasi	2,220	11,652	2002	MSC	4Q26	1Q27	Footnote (21)
Julie	2,207	11,731	2002	MSC	3Q27	3Q27	Footnote (22)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances, charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to March 31, 2025, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)
CMA CGM Thalassa and GSL Alice were both forward fixed for 36 months +/- 45 days. CMA CGM Thalassa and GSL Alice new charters are expected to commence in 4Q2025 and 2Q2025, respectively, and to generate annualized Adjusted EBITDA of approximately $14.0 million and $8.4 million, respectively.

(4)
Anthea Y.  The current charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million. Anthea Y was forward fixed for 36 months +/- 30 days at charterer’s option.  The new charter is expected to commence in 4Q 2025 and to generate annualized Adjusted EBITDA of approximately $12.6 million.

(5)
Sydney Express, Istanbul Express, Bremerhaven Express and Czech were contracted for purchase in 4Q 2024, with three vessels delivered in December 2024 and the fourth in January 2025. Contract cover for each vessel is for a varied median firm duration extending for an average of 1.7 years, or up to an average of 5.1 years if all charterers’ options are exercised. Sydney Express, Istanbul Express, Bremerhaven Express and Czech charters are expected to generate average annualized Adjusted EBITDA of approximately $9.5 million per ship;

(6)
MSC Tianjin, MSC Qingdao and Agios Dimitrios charters are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(7)	GSL Ningbo is chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.
(8)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. GSL Sofia and GSL Effie options were exercised in January 2025. GSL Alexandra and GSL Lydia options were exercised in February 2025. The vessels are expected to generate average annualized Adjusted EBITDA of approximately $9.7 million per ship over the median firm period and average annualized Adjusted EBITDA of $4.9 million per ship if one year option is exercised.

(9)
GSL Eleni, GSL Kalliopi and GSL Grania, are chartered for 35 – 38 months, after which the charterer has the option to extend each charter for a further 12 – 16 months. New charters commenced in 1Q2025 and are expected to generate annualized Adjusted EBITDA of approximately $9.6 million for the firm period.

(10)
Colombia Express (ex Mary), Panama Express (ex Kristina), Costa Rica Express (ex Katherine), Nicaragua Express (ex Alexandra), Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) are fixed to Hapag-Lloyd for 60 months +/- 45 days, followed by two periods of 12 months each at the option of the charterer. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(11)	GSL Nicoletta and GSL Christen charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.
(12)
GSL Vinia and GSL Christel Elizabeth are chartered for 36 – 40 months, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters both commenced in 1Q 2025. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per ship for the firm period.

(13)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. The first extension options have been exercised for all seven ships. Second extension options were exercised in January 2025 for GSL Dorothea, GSL Arcadia, GSL Melita and GSL Tegea.

(14)	Ian H charter is expected to generate average annualized Adjusted EBITDA of approximately $10.3 million.
(15)
Dolphin II. Chartered by a leading liner company from 1Q 2025. Orca I. Forward fixed to a leading liner company, with  the new charter expected to commence in 2H 2025. Each charter is expected to generate average annualized Adjusted EBITDA of approximately $10.1 million per ship.

(16)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(17)	Athena was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and is expected to generate average annualized Adjusted EBITDA of approximately $5.8 million.
(18)
GSL Valerie was forward fixed in direct continuation for 24 – 27 months to commence after drydocking. The new charter is expected to generate average annualized Adjusted EBITDA of approximately $6.6 million.

(19)	GSL Lalo was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and to generate average annualized Adjusted EBITDA of approximately $5.6 million.
(20)
GSL Mercer and GSL Chloe are both fixed for 23.5 – 26 months. The new charters both commenced in 1Q 2025.  The new charters are expected to generate average annualized Adjusted EBITDA of approximately $5.8 million per vessel.

(21)	Kumasi is chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $4.4 million.
(22)
Julie. Chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $2.0 million.  Julie was forward fixed for 24 – 30 months. The new charter is expected to commence in 3Q 2025 and to generate average annualized Adjusted EBITDA of approximately $3.0 million.

(23)	Tasman, Keta and Akiteta were sold in 1Q 2025.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2025 today, Monday, May 19, 2025 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 7533230

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

              (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2024 was filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2025. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our fleet of 69 vessels as of March 31, 2025 had an average age weighted by TEU capacity of 17.5 years. 39 ships are wide-beam Post-Panamax.

As of March 31, 2025, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.87 billion. Contracted revenue was $2.37 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.0 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, and the effect of the straight lining of time charter modifications. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three months ended March 31, 2025	Three months ended March 31, 2024

Net income available to Common Shareholders		121,010	89,506

Adjust:	Depreciation and amortization	29,793	24,270
	Gain on sale of vessels	(28,458)	-
	Amortization of intangible liabilities	(3,214)	(1,503)
	Fair value adjustment on derivative asset	1,623	(250)
	Interest income	(3,195)	(3,684)
	Interest expense	9,867	10,450
	Share based compensation	2,122	2,304
	Earnings allocated to preferred shares	2,384	2,384
	Effect from straight lining time charter modifications	366	1,886
Adjusted EBITDA		132,298	125,363

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months ended March 31, 2025	Three months ended March 31, 2024

Net income available to Common Shareholders		121,010	89,506

Adjust:	Fair value adjustment on derivative assets	1,623	(250)
	Gain on sale of vessels	(28,458)	-
	Accelerated write off of deferred financing charges related to full repayment of ESUN Credit Facility	102	-
	Effect from new share-based compensation awards plus acceleration and forfeit of certain share-based compensation awards	-	(201)

Normalized net income		94,277	89,055

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months ended March 31, 2025	Three months ended March 31, 2024

EPS as reported (USD)	3.40	2.54
Normalized net income adjustments-Class A common shares (in thousands USD)	(26,733)	(451)
Weighted average number of Class A Common shares	35,584,556	35,229,566
Adjustment on EPS (USD)	(0.75)	(0.01)
Normalized EPS (USD)	2.65	2.53

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•
geo-political events such as the continuing wars between Russia and Ukraine and Israel and Hamas, ongoing disputes between China and Taiwan, deteriorating trade relations between the U.S. and China, and ongoing political unrest and conflicts in the Middle East and other regions throughout the world;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	public health threats, pandemics, epidemics, and other disease outbreaks around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in tariffs, trade barriers, and embargos, including recently imposed tariffs by the U.S. and the effects of retaliatory tariffs and countermeasures from affected countries;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$323,252	$141,375
Time deposits	10,450	26,150
Restricted cash	53,165	55,583
Accounts receivable, net	21,129	12,501
Inventories	16,338	18,905
Prepaid expenses and other current assets	32,097	31,949
Derivative assets	12,365	14,437
Due from related parties	1,631	342
Total current assets	$470,427	$301,242
NON - CURRENT ASSETS
Vessels in operation	$1,939,470	$1,884,640
Advances for vessels' acquisitions and other additions	5,048	18,634
Deferred dry dock and special survey costs, net	98,182	91,939
Other non - current assets	18,394	20,155
Derivative assets, net of current portion	3,110	5,969
Restricted cash, net of current portion	41,578	50,666
Total non - current assets	2,105,782	2,072,003
TOTAL ASSETS	$2,576,209	$2,373,245
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$32,788	$26,334
Accrued liabilities	47,950	46,926
Current portion of long-term debt	139,188	145,276
Current portion of deferred revenue	45,138	44,742
Due to related parties	1,234	723
Total current liabilities	$266,298	$264,001
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$631,051	$538,781
Intangible liabilities-charter agreements	62,204	49,431
Deferred revenue, net of current portion	48,495	57,551
Total non - current liabilities	741,750	645,763
Total liabilities	$1,008,048	$909,764
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,605,438 shares issued and outstanding (2024 – 35,447,370 shares)	$357	$355
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2024 – 43,592 shares)	-	-
Additional paid in capital	682,863	680,743
Retained earnings	878,726	773,759
Accumulated other comprehensive income	6,215	8,624
Total shareholders' equity	1,568,161	1,463,481
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,576,209	$2,373,245

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2025	2024
OPERATING REVENUES
Time charter revenues	$187,761	$178,058
Amortization of intangible liabilities-charter agreements	3,214	1,503
Total Operating Revenues	190,975	179,561

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,608 and $5,423 for each of the three month periods ended March 31, 2025 and 2024, respectively)	50,008	47,858
Time charter and voyage expenses (include related party time charter and voyage expenses of $1,932 and $2,192 for each of the three month periods ended March 31, 2025 and 2024, respectively)	6,529	5,245
Depreciation and amortization	29,793	24,270
General and administrative expenses	4,605	5,089
Gain on sale of vessels	(28,458)	-
Operating Income	128,498	97,099

NON-OPERATING INCOME/(EXPENSES)
Interest income	3,195	3,684
Interest and other finance expenses	(9,867)	(10,450)
Other income/(expenses), net	3,191	1,307
Fair value adjustment on derivative asset	(1,623)	250
Total non-operating expenses	(5,104)	(5,209)
Income before income taxes	123,394	91,890
Income taxes	-	-
Net Income	123,394	91,890
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)
Net Income available to Common Shareholders	$121,010	$89,506

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$123,394	$91,890
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$29,793	$24,270
Gain on sale of vessels	(28,458)	-
Amounts reclassified to other comprehensive income	-	240
Amortization of derivative assets' premium	1,092	1,141
Amortization of deferred financing costs	915	1,184
Amortization of intangible liabilities-charter agreements	(3,214)	(1,503)
Fair value adjustment on derivative asset	1,623	(250)
Stock-based compensation expense	2,122	2,304
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(7,015)	$(2,908)
Decrease in inventories	2,567	521
Increase in derivative asset	(194)	-
Increase/(decrease) in accounts payable and other liabilities	5,924	(6,084)
(Increase)/decrease in related parties' balances, net	(778)	383
Decrease in deferred revenue	(8,660)	(6,928)
Payments for drydocking and special survey costs	(16,300)	(3,637)
Unrealized foreign exchange loss/(gain)	3	(3)
Net cash provided by operating activities	$102,814	$100,620
Cash flows from investing activities:
Acquisition of vessels	$(61,541)	$-
Cash paid for vessel expenditures	(7,262)	(3,755)
Advances for vessel acquisitions and other additions	(407)	(1,633)
Net proceeds from sale of vessels	54,226	-
Time deposits withdrawn	15,700	-
Net cash provided by/(used in) investing activities	$716	$(5,388)
Cash flows from financing activities:
Proceeds from drawdown of sale and leaseback	133,500	-
Repayment of credit facilities/sale and leaseback	(40,997)	(52,082)
Prepayment of debt	(5,900)	-
Deferred financing costs paid	(1,335)	-
Cancellation of Class A common shares	-	(4,994)
Class A common shares-dividend paid	(16,043)	(13,214)
Series B preferred shares-dividend paid	(2,384)	(2,384)
Net cash provided by/(used in) financing activities	$66,841	$(72,674)
Net increase in cash and cash equivalents and restricted cash	170,371	22,558
Cash and cash equivalents and restricted cash at beginning of the period	247,624	280,713
Cash and cash equivalents and restricted cash at end of the period	$417,995	$303,271
Supplementary Cash Flow Information:
Cash paid for interest	11,215	15,902
Cash received from interest rate caps	4,492	8,182
Non-cash investing activities:
Acquisition of intangibles	15,987	-
Non-cash financing activities:
Unrealized loss on derivative assets/ FX option	(3,501)	(1,140)